SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     -------


                                    FORM 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    For the plan year ended December 31, 2000




                         Commission file number 0-20686

                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN
                            (Full title of the plan)



                         UNIROYAL TECHNOLOGY CORPORATION
                       Two North Tamiami Trail, Suite 900
                             Sarasota, Florida 34236

                    (Exact name of issuer of securities held
                        pursuant to the plan and address
                       of its principal executive office.)

                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999

                    AND FOR THE YEAR ENDED DECEMBER 31, 2000,

                              SUPPLEMENTAL SCHEDULE

                            AS OF DECEMBER 31, 2000,

                        AND INDEPENDENT AUDITORS' REPORT



                                     INDEX
                                     -----
                                                                        Page
                                                                        ----
Independent Auditors' Report                                             F-2

Statements of Net Assets Available for Plan Benefits                     F-3

Statement of Changes in Net Assets Available for
  Plan Benefits                                                          F-4

Notes to Financial Statements                                            F-5

Supplemental Schedule:

Schedule H, Line 4 (i) - Schedule of Assets Held for Investment
  Purposes as of December 31, 2000                                       F-9



Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Employee Benefits Committee of
  Uniroyal Technology Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Uniroyal Technology Corporation Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Deloitte & Touche LLP
Certified Public Accountants

Tampa, Florida
June 15, 2001


                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2000 AND 1999



                                                                                      2000              1999
                                                                                ---------------   --------------
ASSETS:
     Investments - at fair value                                                $    13,175,915   $   24,679,744

     Employer contributions receivable                                                2,330,756                -

     Employee contributions receivable                                                   88,878          172,253
                                                                                ---------------   --------------

Total assets                                                                         15,595,549       24,851,997
                                                                                ---------------   --------------

LIABILITIES:

     Refunds due to participants                                                        107,916                -
                                                                                ---------------   --------------

Total liabilities                                                                       107,916                -
                                                                                ---------------   --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                          $    15,487,633   $   24,851,997
                                                                                ===============   ==============




                                           See notes to financial statements.


                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000


NET ASSETS AVAILABLE FOR PLAN BENEFITS -
     beginning of year                                                             $  24,851,997
                                                                                   -------------

ADDITIONS:

     Employee contributions                                                              753,054
     Employee rollover contributions                                                     139,876
     Employer contributions                                                            2,445,536
     Net appreciation in fair value of investments                                       952,686
     Interest and dividend income                                                        861,286
                                                                                   -------------
                                                                                       5,152,438
                                                                                   -------------
DEDUCTIONS:
     Benefits paid to Plan beneficiaries                                              14,446,100
     Administrative expenses                                                              70,702
                                                                                   -------------
                                                                                      14,516,802
                                                                                   -------------
NET DEDUCTIONS                                                                        (9,364,364)
                                                                                   -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS -
     end of year                                                                   $  15,487,633
                                                                                   =============


                        See notes to financial statements

                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



1.       PLAN DESCRIPTION

         General

         The following description provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

         The Uniroyal Technology Corporation Savings Plan (the "Plan") is a defined contribution plan established to provide a means for eligible employees to supplement their retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan sponsor is Uniroyal Technology Corporation (the "Company"). The Plan trustee and record keeper is The Vanguard Fiduciary Trust Company ("Vanguard").

         The Plan is administered by an administrative committee consisting of persons appointed by the named fiduciary as defined in the Plan.

         The Plan covers all eligible salaried and non-union wage employees of the Company. An employee becomes a participant in the Plan on the first day of the calendar month next following the participant's date of hire.

         Effective October 1, 1998, the portion of the Uniroyal Technology Corporation Employee Stock Ownership Plan (the "ESOP") containing assets and liabilities of participants of the ESOP, who were also participants or eligible to participate in the Plan ("ESOP Savings Plan Portion"), was merged into the Plan. Prior to the merger 100% of the ESOP became vested. All rights and benefits of each participant in the ESOP Savings Plan Portion continued to be governed by the provisions of the ESOP agreement. A separate recordkeeping account was established in the Plan for the ESOP Savings Plan Portion of each participant's benefit. The transfer took place on June 30, 1999.

         Effective December 31, 2000, the ESOP Savings Plan Portion was terminated. Distributions of Company common stock will be made during the Plan year ending December 31, 2001. At December 31, 2000, the value of the participants' ESOP accounts approximated $718,000.

         Effective February 28, 2000, the Company sold certain net assets of its High Performance Plastics segment to Spartech Corporation. On that date, the affected participants, representing approximately 45% of the total participants in the Plan, separated from service and were fully vested in their Company contributions and earnings thereon. In connection with this sale, plan assets with a fair value of approximately $12,596,000 were distributed from the Plan during the year 2000.

         Participant Accounts

         Vanguard maintains an account for each participant, by fund, for the amount of participant and Company contributions and subsequent income or loss thereon. Each participant directs Vanguard to which fund(s) such participant's contributions should be credited. The participant may allocate contributions among the funds in increments of 10%.

         Contributions

         The Company may, at its discretion, contribute to the Plan for each participant on the payroll as of the last day of each Plan year, a matching contribution equal to 25% of each participant's before tax savings contribution, up to 6% of the participant's compensation. Any matching contribution deposited to the Plan on or after October 1, 1995 will be made through contributions of Company common stock. Company contributions, if any, made prior to September 30, 1995 are invested in the Vanguard Money Market Reserves Portfolio. In December 2000, the Company declared a matching contribution of $124,406. The contribution was made to the Plan in the form of 19,905 shares of the Company's common stock.

         On August 4, 2000, the Board of Directors of the Company approved a special contribution of Company common stock to the Plan for the Plan years ended December 31, 1999 and December 31, 2000, as permitted by the Plan ("Special Contribution"). The Special Contribution was made to eligible Plan participants employed by the Company and certain of the Company's subsidiaries. The amount of the Special Contribution totaled $2,234,940, of which $719,418 related to Plan year 1999 and $1,515,522 related to Plan year 2000. The Special Contribution was made through the contribution of approximately 298,640 shares of Company common stock in Plan year 2001. The Special Contribution is subject to the same vesting provisions as other Company matching contributions. See
         Note 6.

         Each participant may contribute up to 15% (in increments of 1%) of covered pre-tax earnings to the Plan, through payroll deductions, for investment in the aforementioned Vanguard investment funds. The maximum annual voluntary contribution is $10,500, subject to revision annually to reflect increases in the cost of living index.

         Participants are immediately 100% vested in their before-tax savings contributions. A participant becomes 100% vested in the Company's matching contributions after completion of five years of service or upon death, disability or retirement prior to the completion of five years of service.

         A participant may increase or decrease Plan contributions by filing written notice with the Plan administrator six times each plan year as of the first day of each January, March, May, July, September and November.

         A participant may suspend contributions to the Plan at any time. The contributions may be resumed six times each plan year as of the first day of each January, March, May, July, September and November.

         Withdrawals and Forfeitures

         At age 59 1/2 and thereafter, an active employee may withdraw funds from the employee's before-tax savings balance at any time. Before age 59 1/2, withdrawals (exclusive of earnings) may be made only in the event of demonstrated financial hardship, as determined by the Plan administrator, according to the rules of the Internal Revenue Service ("IRS"). Such hardship withdrawals are subject to a 10% penalty tax. As of December 31, 2000 and 1999, the Plan had amounts owing to participants by reason of withdrawals of approximately $352,976 and $127,594, respectively.

         If the participant's employment ends, the participant's vested account balance and earnings may be paid in a lump sum within 60 days following the close of the Plan year within which the participant's employment ended. However, if the participant so chooses, the participant may receive distributions in the form of monthly installments over a period not to exceed ten years. If this option is chosen, the funds will be invested in an interest bearing account. In addition, a participant or the participant's beneficiary will receive the value of the participant's account balance for all terminations resulting from retirement, permanent incapacity or death. Alternatively, the participant may elect to have the participant's vested account balance transferred directly to an IRA or other qualified plan.

         Forfeitures, which consist of Company matching contributions applicable to participants who terminate from the Plan unvested, are either (i) reallocated as an additional Special Allocation (as defined in the Plan) or (ii) used to pay administrative costs of the Plan.

         Priorities Upon Termination of the Plan

         The Plan has no fixed termination date. The Board of Directors of the Company has the right to amend the Plan, to suspend for any period of time the contributions to be made by participants and the Company to the Plan, and at any time to terminate the Plan, provided that no amendment or termination shall have the effect of reducing the interest of any participant accrued under the Plan or of diverting any part of the assets held by the Trustees for purposes other than provided in the Plan. The Board of Directors has not expressed any intention to terminate the Plan.

2.       SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The accounts of the Plan are maintained on the accrual basis except for benefit payments which are reported on a cash basis, in accordance with the guidelines of the American Institute of Certified Public Accountants' Audit Guide, "Audits of Employee Benefit Plans."

         Investment Valuation and Income Recognition

         Investments are stated at published current market value, which equals fair value, and consist of common/collective trusts, fixed income securities, investments in mutual funds and the Company's common stock. Investment transactions are recorded as of the trade date. Net gains or losses on the disposal of investments are determined based on each investment's market value at the beginning of the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Expenses

         Administrative fees of the Plan and other reasonable fees and expenses incurred by the Plan have been paid by the Plan.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, and changes therein. Actual results could differ from those estimates.

         Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No.
         133). In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities, which amends certain provisions of SFAS No. 133 and provides additional guidance. The Plan will adopt SFAS No. 133, as amended, as of January 1, 2001. Plan management has determined that the impact of the adoption of SFAS No. 133, as amended, will not be material to the Plan's financial statements.

3.       RELATED PARTIES

         The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

4.       TAX STATUS

         The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code (the "Code"), and, accordingly, the Plan is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service (the "IRS"). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan and related trust continue to qualify and operate as designed.

         The Company has identified two operational failures, both involving participation eligibility, and is in the process of submitting a corrective action plan to the IRS under the VCO program. Upon submission of the proposed corrective action plan to the IRS, the Company will make corrective contributions on behalf of the affected employees in compliance with the appropriate section of the IRS Code. The total amount of the corrective contributions is approximately $96,000 and has been accrued in the accompanying 2000 financial statements of the Plan.

5.       INVESTMENTS

         The following table presents the Plan's investments as of December 31, 2000 and 1999:

                                                                        December 31, 2000             December 31, 1999
                                                                            Fair Value                   Fair Value
                                                                        -----------------             ----------------
         * Uniroyal Technology Common Stock Fund                        $      2,317,690              $      8,856,357
           Vanguard Windsor Fund                                                 639,706                       839,519
         * Vanguard Explorer Fund                                                812,438                       321,232
           Vanguard Morgan Growth Fund                                           107,245                       170,117
         * Vanguard Wellesley Income Fund                                      1,233,394                     1,825,732
           Vanguard Long-Term Corporate Fund                                     390,946                       464,075
         * Vanguard Prime Money Market Fund                                    1,955,391                     3,330,939
         * Vanguard Windsor II Fund                                            3,155,104                     5,283,464
         * Vanguard Retirement Savings Trust                                   1,417,354                     2,305,620
           Vanguard International Growth Fund                                    221,611                       173,696
         * Vanguard 500 Index Fund                                               921,808                     1,043,469
           Participant Loans                                                       3,228                        65,524
                                                                        ----------------             -----------------

              Total                                                     $     13,175,915             $      24,679,744
                                                                        ================             =================

         *Plan's investments that represent 5 percent or more of the Plan's net assets.

6.       RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

         The 1999 Special Contribution did not represent an obligation by the Company to the Plan as of December 31, 1999; however, the IRS rules applicable to Form 5500 preparation permitted inclusion of the Special Contribution in the Plan's 1999 Form 5500. The following is a reconciliation of employer contributions receivable and employer contributions per the financial statements to the Form 5500 as of December 31, 2000 and December 31, 1999 and for the year ended December 31, 2000:

                                                                             December 31,                  December 31,
                                                                                2000                          1999
                                                                           --------------               ---------------

           Employer contributions receivable per Form 5500                 $   2,330,756                $      719,418
           Employer contributions receivable per financial
              statements                                                       2,330,756                             -
                                                                           -------------                --------------

           Special Contribution receivable for 1999 Plan Year              $           -                $      719,418
                                                                           =============                ==============

           Year Ended December 31, 2000
           Employer contributions per Form 5500                            $   1,726,118
           Employer contributions per financial
              statements for the year ended December
              31, 2000                                                         2,445,536
                                                                           -------------

           Special Contribution for 1999 Plan year                         $    (719,418)
                                                                           =============


                  UNIROYAL TECHNOLOGY CORPORATION SAVINGS PLAN
    SCHEDULE H, LINE 4 (i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000


                                                                                                        Current
       Identity of Issue                           Investment Type                     Cost              Value
-----------------------------            --------------------------------       ---------------    --------------

Uniroyal Technology Common
   Stock Fund                             Company Stock Fund                     $     1,811,479   $      2,317,690
Vanguard Windsor Fund                     Registered Investment Company                  586,081            639,706
Vanguard Explorer Fund                    Registered Investment Company                  916,174            812,438
Vanguard Morgan Growth Fund               Registered Investment Company                   95,002            107,245
Vanguard Wellesley Income Fund            Registered Investment Company                1,209,732          1,233,394
Vanguard Long-Term Corporate
   Fund                                   Registered Investment Company                  398,792            390,946
Vanguard Prime Money Market
   Fund                                   Registered Investment Company                1,955,391          1,955,391
Vanguard Windsor II Fund                  Registered Investment Company                2,828,502          3,155,104
Vanguard Retirement Savings Trust         Common/Collective Trust                      1,417,354          1,417,354
Vanguard International Growth
   Fund                                   Registered Investment Company                  251,290            221,611
Vanguard 500 Index Fund                   Registered Investment Company                  982,244            921,808
Participant Loans                         Terms of 5 years and interest rates
                                          Ranging from 8.0% - 10.5%                            -              3,228
                                                                                 ---------------   ----------------

           Total                                                                 $    12,452,041   $     13,175,915
                                                                                 ===============   ================

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Uniroyal Technology Corporation, which administers the Uniroyal Technology Corporation Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                             UNIROYAL TECHNOLOGY CORPORATION
                                               SAVINGS PLAN




                                             By:/s/ Martin J. Gutfreund
                                                -----------------------
                                                Martin J. Gutfreund
                                                 Chairman, Uniroyal Technology
                                                 Corporation Employee Benefits
                                                 Committee


                                                DATE: June 29, 2001